Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the use of our reports dated March 6, 2006, with respect to the consolidated balance sheets of NBT Bancorp Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 3005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference in this Registration Statement on Form S-8 of NBT Bancorp Inc. related to the registration of shares for the NBT Bancorp Inc. 2006 Non-Executive Restricted Stock Plan.

/s/ KPMG LLP

KPMG LLP

Albany, New York
January 12, 2007